Exhibit 15.1

Subsidiaries

Subsidiary	Jurisdiction
Aspen OP, LP	Delaware
Aspen Owner, LLC	Delaware
Aspen TRS, Inc.	Delaware
Aspen TRS Operating Tenant, LLC	Delaware